UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FNBH BANCORP INC – FNHM

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

302528104

(CUSIP Number)

Stanley B. Dickson, Jr., 1380 East Jefferson Ave., Detroit, Michigan 48207 (313-259-6900)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302528104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stanley B. Dickson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,766,028
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,766,028
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,028
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 302528104	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of FNBH Bancorp, Inc., a Michigan corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 101 E. Grand River Avenue, Howell, Michigan 48844.

In addition, on December 11, 2013, the Issuer issued shares of its Series B Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock (the "Series B Preferred Stock").  The Series B Preferred Stock is convertible, on a mandatory basis, into shares of Common Stock.  Until such conversion, the Series B Preferred Stock has voting, distribution, liquidation, and other rights substantially identical to the Common Stock.

Item 2.  Identity and Background.

The name of the person filing this Statement is Stanley B. Dickson, Jr. ("Mr. Dickson").

The business address of Mr. Dickson is 1380 East Jefferson Ave., Detroit, Michigan 48207.

Mr. Dickson's principal occupation is Attorney and Certified Public Accountant. Mr. Dickson's principal place of business is 1380 East Jefferson Ave., Detroit, Michigan 48207.

During the past five years, Mr. Dickson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Dickson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Dickson is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Dickson purchased 51,743 shares of Common Stock from Moross L.P. for a total purchase price of $36,220. Mr. Dickson also purchased 7,500 shares of Series B Preferred Stock from the Issuer for a total net purchase price of $7,050,000. The source of funding for both transactions was the personal funds of Mr. Dickson.

Item 4.  Purpose of Transaction.

The shares of Common Stock and Series B Preferred Stock to which this Statement relates have been acquired by Mr. Dickson for investment purposes. Except as set forth in this Item 4, Mr. Dickson presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (c) or (e) through (j) of Item 4 of Schedule 13D.

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CUSIP No. 302528104	13D	Page 4 of 5 Pages

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer: Pursuant to a certain Securities Purchase Agreement between Mr. Dickson and the Issuer dated June 12, 2013 (the "Purchase Agreement"), Mr. Dickson has committed to invest up to an additional $490,000 in equity securities of the Issuer if the Issuer is not successful in raising a total of $18,000,000 in its current capital raise. See Item 6 below for more information.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board: Mr. Dickson is currently a director of the Issuer and of its subsidiary bank. Pursuant to the Purchase Agreement, (1) as long as Mr. Dickson is the beneficial owner of at least 15 percent of the Company's outstanding common stock, he has the right to appoint a total of two directors to the respective Boards of Directors of the Issuer and its subsidiary bank, inclusive of his current Board seat, and (2) as long as Mr. Dickson is the beneficial owner of at least 30 percent of the Issuer's outstanding common stock, he has the right to appoint a total of three directors to the respective Boards of Directors of the Issuer and its subsidiary bank, inclusive of his current Board seat.

Item 5.  Interest in Securities of the Issuer.

a)	As of December 11, 2013, Mr. Dickson owned 51,743 shares of Common Stock directly and 10,714,285 shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock owned by Mr. Dickson. On a fully-diluted basis, this represents approximately 43.5% of the outstanding Common Stock (based on a total of 24,740,827 shares of Common Stock outstanding and issuable upon conversion of all outstanding shares of Series B Preferred Stock).
b)	Mr. Dickson has the sole power (and no shared power) to vote or dispose or direct the disposing of shares owned by him.
c)	On December 11, 2013, Mr. Dickson purchased 51,743 shares of Common Stock from Moross L.P. for an aggregate cash purchase price of $36,220. On December 11, 2013, Mr. Dickson purchased 7,500 shares of Series B Preferred Stock from the Issuer in a private placement transaction for a total net purchase price of $7,050,000 ($1,000 per share of Series B Preferred Stock, less a 6% discount).
d)	Not applicable
e)	Not applicable

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CUSIP No. 302528104	13D	Page 5 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Purchase Agreement, Mr. Dickson committed to invest up to an additional $1,500,000 in the equity securities of the Issuer if the Issuer is not successful in raising a total of $18,000,000 in its current capital raise. Such investment would be at the same price per share of Common Stock used in the private placement described above (i.e., $0.70 per share, less a 6% discount). In light of the amount of gross proceeds raised by the Issuer in its capital raise as of the date of this Statement, the maximum additional investment that would need to be made by Mr. Dickson pursuant to this commitment is $490,000. If Mr. Dickson was required to make this additional investment (and assuming the Issuer did not issue any additional securities to any other person in this capital raise), his pro forma ownership of the Issuer's issued and outstanding common stock would increase from approximately 43.5% to approximately 45.1%.

Item 7.  Material to Be Filed as Exhibits.

Securities Purchase Agreement between Mr. Dickson and the Issuer dated June 12, 2013.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated: December 19, 2013

/s/ Stanley B. Dickson, Jr.

Name: Stanley B. Dickson, Jr.

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EXHIBIT TO SCHEDULE 13D

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement"), dated as of June 12, 2013 (the "Effective Date"), is entered into by and between FNBH Bancorp, Inc., a Michigan corporation (the "Company"), and Stanley B. Dickson, Jr. (the "Lead Investor").

Background

A. The Company intends to conduct a capital raise consisting of two transactions to raise aggregate gross proceeds of approximately Eighteen Million Dollars ($18,000,000). In the first transaction, the Company intends to issue shares of the Company's Convertible Preferred Stock (defined below) in a private placement to accredited investors (the "Private Placement"), at a subscription price of One Thousand Dollars ($1,000) per share (the "Subscription Price"). In the second transaction, which is intended to take place as soon as practicable after completion of the Private Placement, the Company intends to conduct a registered offering (the "Registered Offering") of shares of the Company's common stock (the "Common Stock") to its shareholders and other potential investors at a price of Seventy Cents ($0.70) per share.

B. The Convertible Preferred Stock is automatically convertible into shares of the Company's Common Stock at an initial conversion price of Seventy Cents ($0.70) per share of Common Stock upon the Company's receipt of the Shareholder Approval (as defined below).

C. Subject to the terms and conditions of this Agreement, the Lead Investor is agreeing (i) to purchase a number of shares of Convertible Preferred Stock in the Private Placement with an aggregate purchase price of Seven Million Five Hundred Thousand Dollars ($7,500,000), and (ii) at the request of the Company, following completion of the Registered Offering, to purchase up to that number of shares of Common Stock with an aggregate purchase price of One Million Five Hundred Thousand Dollars ($1,500,000), with the total number of shares of Common Stock designated by the Company. As a result, the Lead Investor's total investment commitment pursuant to this Agreement is Nine Million Dollars ($9,000,000).

D. In connection with the Lead Investor's agreement to purchase the Securities and satisfy his other obligations as set forth in this Agreement, the Company has agreed to pay the Lead Investor a cash payment (the "Commitment Payment") equal to six percent (6%) of the aggregate purchase price of the Securities actually acquired by the Lead Investor, payable at the closing and issuance of such Securities to the Lead Investor, but subject to the receipt of the prior approval of the Federal Reserve.

E. Following the closing of the Private Placement, the Company intends to promptly call a meeting of shareholders (the "Shareholder Meeting") for the purpose of approving the Charter Amendment (as defined below) (the "Shareholder Approval").

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Agreement

NOW THEREFORE, in consideration of the foregoing, the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt of which is acknowledged by both parties, the parties agree as follows:

1. Certain Other Definitions.   When used in this Agreement, the following terms shall have the meanings set forth below:

"Affiliate" shall mean an affiliate (as defined in Rule 12b-2 under the Exchange Act).

"Agreement" shall have the meaning set forth in the opening paragraph of this Agreement.

"Board" shall mean the board of directors of the Company.

"CBCA" shall have the meaning set forth in Section 5(p).

"CBCA Notice" shall have the meaning set forth in Section 5(p).

"Charter Amendment" shall mean the amendment to the Company's Articles of Incorporation set forth in Schedule 1.

"Commission" shall mean the United States Securities and Exchange Commission, or any successor agency.

"Commitment Payment" shall have the meaning set forth in Background paragraph D above.

"Common Stock" shall have the meaning set forth in Background paragraph A above.

"Company" shall have the meaning set forth in the opening paragraph of this Agreement.

"Convertible Preferred Stock" means the Company's Series B Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, with terms and conditions substantially similar to those set forth on the attached Schedule 2, with such changes as may be mutually acceptable to the Company and the Lead Investor.

"Effective Date" shall have the meaning set forth in the opening paragraph of this Agreement.

"Escrow Agent" shall have the meaning set forth in Section 3.

"Escrow Fund" shall have the meaning set forth in Section 3.

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"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission pursuant to such statute.

"Federal Reserve" shall mean the Board of Governors of the Federal Reserve System.

"Governmental Consent" shall mean any notice to, registration, declaration or filing with, exemption or review by, or authorization, order, consent or approval of, any Governmental Entity.

"Governmental Entity" shall mean any court, administrative agency or commission, or other governmental authority or instrumentality, whether federal, state, or local, and any applicable industry self-regulatory organization.

"Law" shall mean any applicable federal, state, or local law, statute, ordinance, license, rule, regulation, policy, or guideline, order, demand, writ, injunction, decree, or judgment of any Governmental Entity.

"Lead Investor" shall have the meaning set forth in the opening paragraph of this Agreement.

"Nominees" shall have the meaning set forth in Section 7(d).

"Person" shall mean an individual, corporation, partnership, association, joint stock company, limited liability company, joint venture, trust, governmental entity, unincorporated organization, or other legal entity.

"Private Placement" shall have the meaning set forth in Background paragraph A above.

"Proxy Statement" shall have the meaning set forth in Section 7(c).

"Registered Offering" shall have the meaning set forth in Background paragraph A above.

"Securities" means all shares of Convertible Preferred Stock and Common Stock purchased by the Lead Investor pursuant to the commitments set forth in this Agreement.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder.

"Shareholder Approval" shall have the meaning set forth in Background paragraph E above.

"Shareholder Meeting" shall have the meaning set forth in Background paragraph E above.

"Subscription Price" shall have the meaning set forth in Background paragraph A above.

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2. Purchase Commitments.

(a) Private Placement. At the closing of the Private Placement, subject to the satisfaction or waiver of the conditions set forth in Section 8, the Lead Investor shall purchase from the Company, and the Company shall sell to the Lead Investor, at a price per share equal to the Subscription Price, Seven Thousand Five Hundred (7,500) shares of Convertible Preferred Stock. Payment for the Convertible Preferred Stock purchased pursuant to this subsection shall be made to the Company in accordance with Section 3 below against delivery by the Company of such Securities on the closing date for the Private Placement.

(b) Standby Purchase. As soon as practicable after completion of the Registered Offering, subject to the satisfaction or waiver of the conditions set forth in Section 8, at the option of and upon the written request of the Company, the Lead Investor shall purchase from the Company a number of shares of Common Stock with an aggregate purchase price of up to One Million Five Hundred Thousand Dollars ($1,500,000) at a price per share of Common Stock equal to Seventy Cents ($0.70), with the final number of shares of Common Stock (if any) determined by the Company; provided that the maximum number of shares of Common Stock to be purchased by the Lead Investor pursuant to this subsection shall be that number of shares that causes aggregate gross proceeds to the Company from the sale of stock in the Private Placement, the Registered Offering, and pursuant to this subsection to equal Eighteen Million Dollars ($18,000,000). The determination of whether the Company will exercise its right to require the Lead Investor to purchase shares of Common Stock pursuant to this subsection shall be made by the Board, excluding the vote of the Lead Investor and any other Nominee, in the exercise of its good faith discretion; provided that nothing in this Agreement shall impose any requirement on the Company to accept, in whole or in part, any subscription to purchase shares of Convertible Preferred Stock from any particular investor in the Private Placement or any subscription to purchase shares of Common Stock from any particular investor in the Registered Offering. Payment for any Common Stock purchased pursuant to this subsection shall be made to the Company against delivery by the Company of such Securities on the closing date for such purchase.

3. Escrow. Within five (5) business days of receiving notice from the Company that the Company is ready to conduct the closing of the Private Placement, the Lead Investor shall deposit into escrow with Fifth Third Bank (the "Escrow Agent") by wire transfer of immediately available funds, an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) (the "Escrow Fund"). At the closing of the Private Placement, the parties shall cause the Escrow Agent to release the Escrow Fund to the Company against delivery by the Company of the Securities purchased by the Lead Investor at the closing of the Private Placement. If the closing of the Private Placement fails to occur within ten (10) business days of the Company sending the notice pursuant to this Section, then upon the Lead Investor's request, the parties shall cause the Escrow Agent to return the Escrow Fund to the Lead Investor; provided that the Company may thereafter require the Lead Investor to again deposit the Escrow Fund with the Escrow Agent by providing a subsequent notice to the Lead Investor pursuant to this Section that the Company is ready to conduct the closing of the Private Placement.

4. Representations and Warranties of the Company. The Company represents and warrants to the Lead Investor as follows:

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(a) Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan and has all the requisite power and authority to conduct its business and own and operate its properties and to enter into and execute this Agreement and to carry out the transactions contemplated by this Agreement.

(b) Authority. The Company has the power to execute, deliver, and perform the terms and provisions of this Agreement and has taken all necessary action to authorize the execution and delivery of this Agreement and, subject to the Company's filing of the Certificate of Designation to create the series of Convertible Preferred Stock, to authorize the issuance and sale of the shares of Convertible Preferred Stock contemplated by this Agreement, and the representatives of the Company executing this Agreement are duly authorized to do so.

(c) Capitalization. The authorized capital stock of the Company consists of 11,000,000 shares of Common Stock, of which 455,115 shares were outstanding as of May 15, 2013, and 30,000 shares of preferred stock, of which no shares were outstanding as of May 15, 2013.

(d) Binding Obligation. Assuming the due execution and delivery of this Agreement by the Lead Investor, this Agreement is a legal, valid, and binding obligation of the Company, enforceable in accordance with its terms except (a) as its obligations may be affected by bankruptcy, insolvency, reorganization, moratorium, or similar laws, or by equitable principles relating to or limiting creditors' rights generally, and (b) that the remedies of specific performance, injunction, and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses, and the discretion of the court before which any proceeding for such remedy may be brought.

(e) No Conflicts. The execution, delivery, and performance of this Agreement and the fulfillment of or compliance with the terms and provisions of this Agreement, including the issuance and sale of the Securities contemplated by this Agreement, are not in contravention of or in conflict with any material contract to which the Company is a party or by which the Company or any of its properties may be bound or affected.

(f) Validly Issued. Upon receipt by the Company of payment for the Securities as contemplated by this Agreement and upon issuance of the Securities in accordance with this Agreement, the Securities will be validly issued and outstanding, fully paid, and non-assessable.

5. Representations and Warranties of the Lead Investor.  The Lead Investor represents and warrants to the Company as follows:

(a) Advisors. The Lead Investor acknowledges that, in connection with the preparation and negotiation of this Agreement, Varnum LLP is representing the Company and is not representing the Lead Investor. The Lead Investor further acknowledges he has been advised to consult with his own attorney regarding legal matters concerning the Company and the Securities and to consult with his tax advisor regarding the tax consequences of acquiring the Securities.

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(b) Access to Information. The Lead Investor acknowledges he has had full access to the Company's public filings made pursuant to the Exchange Act. The Lead Investor has had sufficient opportunity to request from the Company any information regarding the Company or an investment in the Securities as deemed necessary or desirable by the Lead Investor, all of such information has been provided, and the Lead Investor has had sufficient opportunity to review all of such information.

(c) Securities Not Registered. The Lead Investor understands that the Securities to be purchased by the Lead Investor pursuant to this Agreement have not been registered under the Securities Act or any other securities laws, but are being offered and sold to the Lead Investor in reliance upon specific exemptions from the registration requirements of federal and state securities laws, and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments, and understandings of the Lead Investor set forth in this Agreement in order to determine the applicability of such exemptions.

(d) Investment Experience. The Lead Investor is a sophisticated and experienced investor with regard to high-risk investments and is willing and able to bear the economic risk of an investment in the Securities in an amount equal to the Lead Investor's total investment commitment pursuant to this Agreement. The Lead Investor has the knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Securities. The Lead Investor has adequate means of providing for current needs and personal contingencies, has no need for liquidity in the investment, and is able to bear the economic risk of an investment in an amount equal to the Lead Investor's total investment commitment pursuant to this Agreement. In making this statement, the Lead Investor considered whether the Lead Investor could afford to hold the Securities for an indefinite period and whether, at this time, the Lead Investor could afford a complete loss of an investment in the Securities.

(e) Accredited Investor Status. The Lead Investor certifies that he is an "accredited investor," as that term is defined under Rule 501(a) of the Securities Act. The Lead Investor is aware that the sale of the Securities is being made in reliance on Rule 506 of Regulation D under the Securities Act, which is an exemption for non-public offerings under Section 4(2) of the Securities Act.

(f) Purchase for Own Account. The Lead Investor's purchase of the Securities will be solely for the Lead Investor's own account and not for the account of any other Person.

(g) Investment Purpose. The Securities are being acquired by the Lead Investor in good faith for investment and not with a view to distributing such Securities to others or otherwise reselling any of the Securities. The Lead Investor understands the substance of the above representations is (i) that the Lead Investor does not presently intend to sell or otherwise dispose of all or any part of the Securities; (ii) that the Lead Investor does not now have in mind the sale or other disposition of all or any part of the Securities on the occurrence or nonoccurrence of any predetermined event; and (iii) that the Company is relying upon the truth and accuracy of the representations.

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(h) Investment Risks. The Lead Investor understands that the purchase of the Securities is subject to significant risks, including those risk factors disclosed in the Company's filings with the Commission or as otherwise may be applicable to similar investments, and such purchase may result in a total loss of the Lead Investor's investment in the Securities. The Lead Investor acknowledges that he has had an opportunity to review, and upon review, fully understands all of such risks.

(i) Due Diligence. The Lead Investor has relied solely upon this Agreement and the independent investigations made by the Lead Investor with respect to the Securities subscribed, and no oral or written representations beyond the Company's filings with the Commission have been made to or been relied upon by the Lead Investor in making this investment decision.

(j) Representations Complete. The Lead Investor's representations in this Agreement are complete and accurate, and the Company may rely upon them. The Lead Investor will notify the Company immediately if any material change occurs in any of this information before the closing of the sale of any Securities pursuant to Section 2(b) above.

(k) Transfer Restrictions and Resale. None of the Securities have been registered with the Commission. The Securities may be sold or transferred only in compliance with the applicable securities laws and regulations, including the Securities Act. The Lead Investor understands and agrees that the Securities will be "restricted securities" for purposes of Rule 144 under the Securities Act.

(l) Legend. The Lead Investor understands and agrees that stop transfer instructions relating to the Securities being purchased by the Lead Investor pursuant to this Agreement and relating to all shares of Common Stock into which such shares of Convertible Preferred Stock may be converted will be placed in the Company's stock transfer ledger, and that any and all certificates evidencing such securities will bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE ISSUER."

(m) Binding Obligation. Assuming the due execution and delivery of this Agreement by the Company, this Agreement is a legal, valid, and binding obligation of the Lead Investor, enforceable in accordance with its terms except (a) as its obligations may be affected by bankruptcy, insolvency, reorganization, moratorium, or similar laws, or by equitable principles relating to or limiting creditors' rights generally, and (b) that the remedies of specific performance, injunction, and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses, and the discretion of the court before which any proceeding for any such remedy may be brought.

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(n) No General Solicitation. The Securities were not offered to the Lead Investor by way of general solicitation or general advertising and at no time was the Lead Investor presented with or solicited by means of any leaflet, public promotional meeting, circular, newspaper or magazine article, or radio or televisions advertisement.

(o) Future Issuances. The Company may in the future issue additional preferred stock, senior debt, subordinated debt, and/or Common Stock and/or options, warrants, or other rights to acquire preferred stock, senior debt, subordinated debt, and/or Common Stock.

(p) Governmental Consents.  Assuming the correctness of the representations and warranties of the Company, no Governmental Consents are necessary to be obtained by the Lead Investor for the consummation of the transactions contemplated by this Agreement, other than a statement by the Federal Reserve that it has no objection to the investment by the Lead Investor as such investment is described by the Lead Investor in the notice (the "CBCA Notice") filed by the Lead Investor under the Change in Bank Control Act of 1978, as amended (the "CBCA").

6. Deliveries at Closings.

(a) Private Placement. At the closing of the Private Placement, subject to the satisfaction or waiver of the conditions set forth in Section 8: (i) the Company shall deliver to the Lead Investor a certificate or certificates representing the shares of Convertible Preferred Stock issued to the Lead Investor pursuant to Section 2(a), or at the Company's option, the Company may cause such shares to be issued to the Lead Investor in book-entry form; (ii) subject to the receipt of approval of the Federal Reserve, the Company shall pay the Commitment Payment with respect to such shares of Convertible Preferred Stock to the Lead Investor, by wire transfer of immediately available funds; and (iii) the Escrow Agent shall deliver to the Company the Escrow Fund by wire transfer of immediately available funds.

(b) Standby Purchase. If the Company is requiring a purchase of Securities pursuant to Section 2(b) above, then subject to the satisfaction or waiver of the conditions set forth in Section 8, at the closing of the purchase of such Securities: (i) the Company shall deliver to the Lead Investor a certificate or certificates representing the shares of Common Stock issued to the Lead Investor pursuant to Section 2(b), or at the Company's option, the Company may cause such shares to be issued to the Lead Investor in book-entry form; (ii) subject to the receipt of approval of the Federal Reserve, the Company shall pay the Commitment Payment with respect to such shares of Common Stock to the Lead Investor, by wire transfer of immediately available funds; and (iii) the Lead Investor shall pay to the Company the aggregate purchase price for such shares of Common Stock by wire transfer of immediately available funds.

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7. Covenants.

(a) Public Announcements.  Each of the parties will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated by this Agreement, including any communications to the employees and customers of the Company and its Affiliates.  Without limiting the foregoing, except as otherwise permitted in the next sentence, neither party will make (and each party will use its reasonable efforts to ensure that its Affiliates, representatives and agents, including its directors, officers, and employees, do not make) any such news release or public disclosure without first consulting with the other party and, in each case, also receiving the other party's consent, which shall not be unreasonably withheld, conditioned or delayed.  In the event a party is advised by its legal counsel that a particular disclosure is required by Law, such party shall be permitted to make such disclosure but shall be obligated to use its reasonable efforts to consult with the other party, to the extent legally permissible, and take his or its comments into account with respect to the content of such disclosure before issuing such disclosure.  Notwithstanding the foregoing, in connection with the Shareholder Meeting, the Company shall have the authority to prepare, file with the Commission, and disseminate the Proxy Statement and any related soliciting material.

(b) Regulatory Filing.  If either party determines a filing is or may be required under applicable Law in connection with the transactions contemplated by this Agreement, the parties shall cooperate and use reasonable efforts to promptly prepare, file, and pursue all necessary documentation, applications, and/or filings that are necessary or advisable under applicable Law with respect to the transactions contemplated by this Agreement. Without limitation to the foregoing, the Lead Investor shall promptly prepare, file, and pursue the CBCA Notice.

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(c) Shareholder Meeting. The Company shall call the Shareholder Meeting as promptly as practical following the closing of the Private Placement to vote on the Charter Amendment. The Board shall recommend to the Company's shareholders that such shareholders approve the Charter Amendment and shall take all other actions necessary to adopt such Charter Amendment if approved by the shareholders of the Company. In connection with the Shareholder Meeting, the Company shall use its reasonable efforts to solicit proxies for approval of the Charter Amendment and to cause a definitive proxy statement related to such Shareholder Meeting (such proxy statement, as amended or supplemented, the "Proxy Statement") to be mailed to the Company's shareholders as promptly as practicable after the closing of the Private Placement. The Lead Investor agrees to attend the Shareholder Meeting in person or by proxy for purposes of obtaining a quorum and shall vote, or cause to be voted, all shares of Convertible Preferred Stock and all shares of Common Stock beneficially owned or controlled by him or his Affiliates in favor of the Charter Amendment at the Shareholder Meeting in person or by proxy. Upon approval and adoption of the proposal to approve the Charter Amendment, the Company shall promptly file the Charter Amendment with the Michigan Department of Licensing and Regulatory Affairs.

(d) Board Rights. If the closing of the Private Placement occurs, from and after such closing and for as long as the Lead Investor is the beneficial owner (as determined pursuant to Rule 13d-3 under the Exchange Act or any successor provision) of at least fifteen percent (15%) of the issued and outstanding Common Stock, then (i) upon the Lead Investor's request, the Company will use reasonable efforts to nominate, recommend a vote for, and otherwise cause two nominees designated by the Lead Investor (inclusive of the Lead Investor's current position on the Board), which nominees must be reasonably acceptable to the Company (the "Nominees"), to be appointed to the Board and to the Board of Directors of First National Bank in Howell, subject in all respects to applicable Laws and provided that these rights shall not be interpreted to require the Company to defend or engage in any proxy contest initiated by any holder of Common Stock; and (ii) the Company shall not increase the size of the Board of Directors to a number greater than nine directors without the prior consent of the Lead Investor. In addition, if the closing of the Private Placement occurs, from and after such closing and for as long as the Lead Investor is the beneficial owner (as determined pursuant to Rule 13d-3 under the Exchange Act or any successor provision) of at least thirty percent (30%) of the issued and outstanding Common Stock, then upon the Lead Investor's request, the Company will use reasonable efforts to nominate, recommend a vote for, and otherwise cause a third Nominee designated by the Lead Investor to be appointed to the Board and to the Board of Directors of First National Bank in Howell, subject in all respects to applicable Laws and provided that this rights shall not be interpreted to require the Company to defend or engage in any proxy contest initiated by any holder of Common Stock.

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(e) Lock-Up. The Lead Investor agrees not to sell, transfer, or otherwise dispose of any shares of Convertible Preferred Stock or any shares of Common Stock for a period beginning on the Effective Date and ending 180 days after the date on which the shares of Convertible Preferred Stock are issued to the Lead Investor at the closing of the Private Placement.

(f) Waiver of Rights in Registered Offering. To the extent the Lead Investor is granted or acquires any rights to acquire shares of Common Stock in the Registered Offering, the Lead Investor waives and agrees not to exercise any such right to acquire shares of Common Stock in the Registered Offering; provided that this subsection shall have no effect on any obligation of the Lead Investor to purchase shares of Common Stock pursuant to Section 2(b) above.

8. Conditions to Closings.

(a) Conditions to Obligations of the Lead Investor. The obligation of the Lead Investor to purchase any Securities from the Company is subject to the satisfaction or written waiver by the Lead Investor of the following conditions prior to the closing of the issuance of such Securities:

(i) the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Date and on and as of the applicable closing date as though made on and as of such closing date, except where the failure to be true and correct, individually or in the aggregate, would not be reasonably likely to have a material adverse effect with respect to the Company (and except that representations and warranties made as of a specified date shall be true and correct as of such date);

(ii) the Company shall have performed and complied, in all material respects, with all agreements, covenants, and conditions required by this Agreement to be performed by it on or prior to the applicable closing date;

(iii) the Federal Reserve shall have approved the Lead Investor's acquisition of the Securities to be acquired under this Agreement at such closing and such other terms and conditions related to the Lead Investor's acquisition and ownership of such Securities as required under applicable Law; and

(iv) no provision of any Law and no judgment, injunction, order or decree shall prohibit the closing or shall prohibit the Lead Investor from acquiring or owning any Securities to be purchased pursuant to this Agreement at such closing.

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(b) Conditions to Obligations of Company. The obligation of the Company to sell and issue any Securities to the Lead Investor is subject to the satisfaction or written waiver by the Company of the following conditions prior to the closing of the issuance of such Securities:

(i)  the representations and warranties of the Lead Investor set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Date and on and as of the applicable closing date as though made on and as of such closing date except where the failure to be true and correct would not reasonably be likely to materially adversely affect the ability of the Lead Investor to perform his obligations pursuant to this Agreement;

(ii) the Lead Investor shall have performed and complied, in all material respects, with all agreements, covenants and conditions required by this Agreement to be performed by him on or prior to the applicable closing date;

(iii) the Federal Reserve shall have approved the Lead Investor's acquisition of the Securities under this Agreement and such other terms and conditions related to the Lead Investor's acquisition and ownership of the Securities as required under applicable Law; and

(iv) no provision of any Law and no judgment, injunction, order or decree shall prohibit the closing or shall prohibit the Lead Investor from acquiring or owning any Securities to be purchased pursuant to this Agreement.

9. Termination. This Agreement may be terminated:

(a) By mutual written agreement of the Company and the Lead Investor;

(b) By either party, upon written notice to the other party, in the event that the closing of the Private Placement does not occur on or before September 30, 2013;

(c) At any time prior to the closing of the Private Placement, if there is a material breach of this Agreement by the other party that is not cured within fifteen (15) days after the non-breaching party has delivered written notice to the other party of such breach;

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(d) By the Company, at any time prior to the closing of the Private Placement, if the Company determines, in its sole discretion, that it is not in the best interests of the Company and its shareholders to proceed with the Private Placement; or

(e) By either party, upon written notice to the other party, in the event that any Governmental Entity shall have issued any order, decree, or injunction or taken any other action restraining, enjoining, or prohibiting any of the transactions contemplated by this Agreement.

10. Effect of Termination. Upon any termination of this Agreement prior to the closing of the Private Placement, the parties shall direct the Escrow Agent to return the Escrow Fund to the Lead Investor; provided that this shall not be deemed a waiver of any rights or remedies of the Company if it terminated the Agreement pursuant to Section 9(c) above. Notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to pay any Commitment Payment or other amount to the Lead Investor if this Agreement is terminated, for any reason, without the closing of the Private Placement having occurred.

11. Survival. The representations and warranties of the Company and the Lead Investor contained in this Agreement shall survive each closing and the purchase and delivery of any Securities pursuant to this Agreement.

12. Notices.  All notices, communications and deliveries required or permitted by this Agreement shall be made in writing signed by the party making the same and shall be deemed given or made (a) on the date delivered if delivered in person, (b) on the third business day after it is mailed if mailed by registered or certified mail (return receipt requested) (with postage and other fees prepaid), (c) on the day after it is delivered, prepaid, to an overnight express delivery service that confirms to the sender delivery on such day, or (d) when sent by email, if during the recipient's regular business hours on a business day and, otherwise, on the next succeeding business day, but only if either the recipient confirms receipt or if a copy of the notice, demand, or other communication is also delivered to the recipient by one of the other methods described in this Section. Such notices shall be sent to the following addresses:

If to the Company:

Ronald Long, President & CEO

FNBH Bancorp, Inc.

101 East Grand River Ave.

Howell, Michigan 48843

Email: rlong@fnbh.com

If to the Lead Investor:

Stanley Dickson

15621 Windmill Pointe

Grosse Pointe Park, Michigan 48230

Email: sdickson@trowbridgehouse.com

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13. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties in respect of its subject matter.  There are no restrictions, promises, warranties, or undertakings, other than those set forth or referred to in this Agreement, with respect to the purchase commitments of the Lead Investor or with respect to the Securities.  This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter of this Agreement. Without limiting the foregoing, this Agreement replaces, in their entirety, any and all other subscription agreements between the Company, on one hand, and the Lead Investor on the other hand, entered into prior to the date of this Agreement for the sale of securities that have not already been issued to the Lead Investor as of the Effective Date.

14. Amendment; Waivers; Assignments.  No amendment or waiver of any provision of this Agreement will be effective against either party unless it is in writing signed by such party that makes express reference to the provision or provisions subject to such amendment or waiver. This Agreement may not be assigned or transferred by either of the parties without the prior consent of the other party.

15 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Michigan, excluding those provisions related to the conflict of laws of different jurisdictions if the effect of the application of those provisions will be to require the application of the Laws of a jurisdiction other than Michigan. Each party consents to the jurisdiction of the federal courts located in either Kent or Livingston County, Michigan, which will be the sole venue for resolution of all disputes related to this Agreement. THE PARTIES WAIVE THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

16. Severability.  If any provision of this Agreement or the application of such provision to any Person or circumstances is determined by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid, void, or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired, or invalidated, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to either party.  Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

17. Counterparts. For the convenience of the parties, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile or other electronic transmission and such facsimiles or other electronic transmissions will be deemed as sufficient as if actual signature pages had been delivered.

[Signatures appear on the following page.]

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INTENDING TO BE LEGALLY BOUND, the parties have caused this Securities Purchase Agreement to be duly executed and delivered as of the Effective Date.

COMPANY:		LEAD INVESTOR:
FNBH Bancorp, Inc.

/s/ Ronald L. Long		/s/ Stanley B. Dickson, Jr.
By:	Ronald L. Long	Stanley B. Dickson, Jr.
Its:	President & CEO

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SCHEDULE 1

Amendment to Articles of Incorporation

The first paragraph of Article III of the Company's Articles of Incorporation shall be amended and restated in its entirety as follows:

"The total number of shares of all classes of capital stock which the corporation shall have authority to issue is forty million thirty thousand (40,030,000) shares, of which forty million (40,000,000) shares shall be common stock, without par value, and thirty thousand (30,000) shares shall be series preferred stock, without par value."

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SCHEDULE 2

CERTIFICATE OF DESIGNATION

OF

MANDATORILY CONVERTIBLE NON-CUMULATIVE

JUNIOR PARTICIPATING PREFERRED STOCK, SERIES B

OF

FNBH BANCORP, INC.

FNBH Bancorp, Inc., a corporation organized and existing under the laws of the State of Michigan (the "Company"), in accordance with the provisions of Section 302 of the Michigan Business Corporation Act, certifies:

A. The present name of the Company is FNBH Bancorp, Inc.

B. The Corporation Identification Number (CID) assigned by the Department of Licensing and Regulatory Affairs is 432207.

C. The location of the registered office of the Company is 101 East Grand River Avenue, Howell, Michigan 48843.

D. The following is a true and correct copy of a resolution designating and prescribing the relative rights, preferences, and limitations of the Company's Series B Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, which was duly adopted by the Company's Board of Directors on , 2013.

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Company in accordance with the provisions of its Articles of Incorporation, a series of preferred stock of the Company be and is created and the designation, amount, qualifications, limitations, and other rights and restrictions of the shares of such Series B Preferred Stock are as follows:

Section 1. Designation and Amount.

The series of preferred shares shall be designated as the Company's "Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, Series B," no par value per share (the "Series B Preferred Stock"), and the number of shares constituting the Series B Preferred Stock shall be 20,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights, or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series B Preferred Stock. Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock.

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Section 2. Definitions

"Automatic Conversion Date" has the meaning set forth in Section 7(b).

"Common Stock" means the Company's common stock, no par value per share.

"Company" means FNBH Bancorp, Inc., a Michigan corporation.

"Conversion Date" has the meaning set forth in Section 7(a).

"Conversion Price" means $0.70, subject to adjustment pursuant to Section 8.

"Distribution" means the transfer from the Company to its shareholders of cash, securities, or other assets or property, including, without limitation, evidences of indebtedness, shares of capital stock, or other securities, including, without limitation, any dividend or distribution of rights or warrants to purchase shares of Common Stock (other than rights issued pursuant to a shareholders' rights plan, a dividend reinvestment plan, or other similar plans), without consideration, whether by way of dividend or otherwise.

"Exchange Property" has the meaning set forth in Section 9.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, or trust.

"Series B Parity Securities" has the meaning set forth in Section 3.

"Series B Preferred Stock" has the meaning set forth in Section 1.

"Subsidiary" means any entity in which the Company, directly or indirectly, owns sufficient capital stock or holds a sufficient equity or similar interest such that it is consolidated with the Company in the financial statements of the Company or has the power to elect a majority of the board of directors or other persons performing similar functions.

Section 3. Ranking.

The Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up, and dissolution, rank (i) on a parity with (A) the Common Stock, and (B) each other class or series of equity securities of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series B Preferred Stock as to dividend rights and/or rights on liquidation, winding up, and dissolution of the Company (collectively with the Common Stock, referred to as "Series B Parity Securities"), and (ii) junior to each other class or series of equity securities of the Company the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend rights and/or rights on liquidation, winding up, and dissolution of the Company. The Company has the power to authorize and/or issue additional shares or classes or series of equity securities without the consent of any holder of shares of Series B Preferred Stock. The definition of "Series B Parity Securities" shall include any options, warrants, and any other rights exercisable for or convertible into Series B Parity Securities.

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Section 4. Dividends and Distributions.

As long as any shares of Series B Preferred Stock are outstanding, the Company shall not declare, pay, or set apart for payment any dividend or make any Distribution on any Common Stock, unless at the time of such dividend or Distribution the Company simultaneously pays a non-cumulative dividend or makes a Distribution, which non-cumulative dividend or Distribution shall be payable in cash or the same securities or other assets or other property as is paid to holders of Common Stock, on each outstanding share of Series B Preferred Stock in an amount equal to the product of (A) any per share dividend or Distribution paid on the Common Stock multiplied by (B) a fraction, (i) the numerator of which is $1,000 and (ii) the denominator of which is the then-applicable Conversion Price. Each dividend payable pursuant to this Section 4 will be payable to holders of record of the Series B Preferred Stock as they appear in the records of the Company on the applicable record date for such dividend or Distribution.

Section 5. Liquidation, Dissolution, or Winding Up.

Upon any liquidation, dissolution, or winding up of the Company, the holders of outstanding shares of Series B Preferred Stock shall be entitled to receive liquidating distributions in such amounts as such holders would be entitled to receive if all of the Series B Preferred Stock held by such holder were converted solely and directly into Common Stock immediately before such liquidation, dissolution, or winding up. For purposes of this Section 5, the Company's consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the Company, or the sale of all or substantially all of the Company's assets, property, or business will not constitute its liquidation, dissolution, or winding up.

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Section 6. Maturity.

The Series B Preferred Stock shall be perpetual until converted in accordance with this Certificate of Designation.

Section 7. Conversion Into Common Stock.

(a) At any time the Company has shares of Common Stock authorized and available for issuance, the Company may require any holder of any outstanding shares of Series B Preferred Stock to convert all or a portion of such holder's shares of Series B Preferred Stock into a number of shares of Common Stock determined by dividing (i) $1,000 by (ii) the then-applicable Conversion Price. The Company may exercise such right by providing written notice of such conversion to such holder(s). Such notice shall specify the "Conversion Date," which shall be at least five (5) days after the date such notice is given.

(b) Without limiting the generality of Section 7(a) above, upon any amendment to the Company's Articles of Incorporation that becomes effective after the date this Certificate of Designation is filed by the State of Michigan that increases the number of shares of Common Stock the Company is authorized to issue to a number of shares at least as great as the number of shares of Common Stock issuable upon conversion of all then outstanding shares of Series B Preferred Stock into Common Stock (the date the Articles of Incorporation are amended to reflect such increase is referred to as the "Automatic Conversion Date"), each issued and outstanding share of Series B Preferred Stock shall be automatically converted into a number of shares of Common Stock determined by dividing (i) $1,000 by (ii) the then-applicable Conversion Price, without further action by either the Company or any holder of a share of Series B Preferred Stock.

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(c) Effective as of the close of business on the Automatic Conversion Date or any Conversion Date, any certificate representing any shares of Series B Preferred Stock shall evidence only the right to receive the shares of Common Stock in which such shares of Series B Preferred Stock have been converted. As soon as practicable after the Automatic Conversion Date or any Conversion Date, the Company shall take such action as is necessary to exchange any certificate representing shares of Series B Preferred Stock for one or more certificates representing the Common Stock into which such Series B Preferred Stock was converted or to otherwise reflect issuance of such shares of Common Stock in book entry form.

Section 8. Anti-Dilution Adjustments.

(a) At any time after the date on which this Certificate of Designation is filed by the State of Michigan, if the number of shares of Common Stock of the Company outstanding at any time is increased or decreased by a subdivision or combination of the outstanding shares, or if additional shares are issued by the Company in connection with any stock split or dividend, then the Conversion Price shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of a share of Series B Preferred Stock shall be increased or decreased, as the case may be, in proportion to such increase or decrease in outstanding shares of Common Stock. All adjustments to the Conversion Price shall be calculated to the nearest one-tenth (1/10) of a cent. No adjustment in the Conversion Price shall be required if such adjustment would be less than $0.01; provided that any adjustments which by reason of this sentence are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, that on any Automatic Conversion Date, adjustments to the Conversion Price will be made with respect to any such adjustment carried forward that has not been taken into account before such date. No adjustment to the Conversion Price shall be made if the holders of the Series B Preferred Stock may participate in the transaction that would otherwise give rise to an adjustment as a result of holding the Series B Preferred Stock (including, without limitation, pursuant to Section 4 above), without having to convert the Series B Preferred Stock, as if they held the full number of shares of Common Stock into which a share of the Series B Preferred Stock may then be converted.

(b) The Conversion Price shall not be adjusted: (i) upon the issuance of any shares of Common Stock or rights or warrants to purchase those shares pursuant to any present or future employee, director, or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries; or (ii) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right, or exercisable, exchangeable, or convertible security outstanding as of the date shares of the Series B Preferred Stock were first issued and not substantially amended thereafter.

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(c) As soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to Section 8(a), the Company shall provide, or cause to be provided, a written notice to the holders of the Series B Preferred Stock of the occurrence of such event and the adjusted Conversion Price.

Section 9. Reorganization Events.

As long as any shares of Series B Preferred Stock remain outstanding, if there occurs, in one transaction or a series of related transactions: (i) any reorganization, merger, share exchange, consolidation, or similar transaction (other than a transaction pursuant to which the Company is the surviving entity and pursuant to which the shares of Common Stock outstanding immediately prior to the transaction are not exchanged for cash, securities, or other property of the Company or another Person); (ii) any transaction resulting in the sale, transfer, lease, or conveyance to another Person of all or substantially all of the assets of the Company, in each case pursuant to which the Common Stock will be converted into cash, securities, or other property of the Company or another Person; or (iii) any statutory exchange of the outstanding shares of Common Stock for securities of another Person (other than in connection with a merger or acquisition) (any such event specified in this Section 9, a "Reorganization Event"), then each share of Series B Preferred Stock outstanding immediately prior to such Reorganization Event shall be deemed, solely for purposes of this Section 9, to have converted, effective immediately prior to the effective time of the Reorganization Event, into the number of shares of Common Stock into which one share of Series B Preferred Stock would then be convertible; provided that, notwithstanding the foregoing and for the avoidance of doubt, the shares of Series B Preferred Stock shall not convert into shares of Common Stock upon the occurrence of a Reorganization Event. Any agreement setting forth the terms and conditions of, or otherwise relating to, a Reorganization Event shall provide that the holders of the Series B Preferred Stock will be entitled to receive the type and amount of securities, cash, and other property receivable in such Reorganization Event (such securities, cash, and other property, the "Exchange Property") by the holder of the number of shares of Common Stock into which one share of Series B Preferred Stock held by such holder, plus all accrued and unpaid dividends, up to but excluding the date of consummation of such Reorganization Event, would then be convertible. If the holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the holders of the Series B Preferred Stock shall likewise be entitled to make such an election. The above provisions of this Section 9 shall similarly apply to successive Reorganization Events and the provisions of Section 8 shall apply to any shares of capital stock of the Company (or any successor) received by the holders of the Common Stock in any such Reorganization Event. The Company (or any successor) shall, within seven days of the consummation of any Reorganization Event, provide written notice to the Holders of such consummation of such event and of the kind and amount of the cash, securities, or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 9. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for or does not interfere with or prevent (as applicable) a transaction that is consistent with and gives effect to this Section 9.

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Section 10. Voting Rights.

In addition to any other voting rights required by law, the holders of shares of Series B Preferred Stock shall have the following voting rights:

(a) Each share of Series B Preferred Stock shall entitle the holder of such share to a number of votes, on all matters submitted to a vote of the shareholders of the Company, equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible as of the record date for such vote.

(b) Except as otherwise set forth in this Certificate of Designation, in any other Certificate of Designation creating a series of preferred stock or any similar stock, bylaw, or as otherwise provided by law, (i) the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Company, and (ii) holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required for taking any corporate action (except to the extent they are entitled to vote with holders of Common Stock as set forth in this Certificate of Designation).

Section 11. Fractional Shares.

No fractional shares of Common Stock will be issued as a result of any conversion of shares of Series B Preferred Stock. In lieu of any fractional share of Common Stock otherwise issuable in respect of any conversion of Series B Preferred Stock, the Company shall pay an amount in cash (computed to the nearest cent) equal to the same fraction of the closing price of the Common Stock determined as of the second trading day immediately preceding the applicable conversion date. If more than one share of the Series B Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion shall be computed on the basis of the aggregate number of shares of the Series B Preferred Stock so surrendered.

Section 12. Reacquired Shares.

Any shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after their acquisition. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of the preferred stock subject to the conditions and restrictions on issuance set forth in this Certificate of Designation, in the Articles, or in any other certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law. The Company may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series B Preferred Stock; provided, that the Company shall not take any such action if such action would reduce the authorized number of shares of Series B Preferred Stock below the number of shares of Series B Preferred Stock then outstanding.

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Section 13. No Redemption.

The shares of Series B Preferred Stock shall not be redeemable.

Section 14. Miscellaneous

(a) All notices referred to in this Certificate of Designation shall be in writing, and, unless otherwise specified, all notices shall be deemed to have been given upon the earlier of receipt or three business days after the mailing of such notice if sent by registered or certified mail with postage prepaid, addressed: (i) if to the Company, to its office at 101 East Grand River, Howell, Michigan 48843, Attention: Chief Executive Officer, (ii) if to any holder of Series B Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Company, or (iii) to such other address as the Company or any such holder, as the case may be, shall have designated by notice similarly given.

(b) The shares of Series B Preferred Stock shall not have any voting powers, preferences, or relative, participating, optional, or other special rights, or qualifications, limitations, or restrictions on any of the foregoing, other than as set forth in this Certificate of Designation, in the Articles of Incorporation, or as provided by applicable law.

(c) The Articles shall not be amended in any manner which would materially alter or change the powers, preferences, or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class.

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